Exhibit 99.2

Key Items of Financial Results for First Quarter 2021

Revenue

Total revenues increased by 137.2% to RMB2.2 million (US$0.3 million) for the first quarter of 2021 from RMB0.9 million for the first quarter of 2020, primarily due to a significant increase in our revenue from cancer screening and detection tests.

Cost of Revenues

Cost of revenues increased by 46.5% to RMB0.9 million (US$139,000) for the first quarter of 2021 from RMB0.6 million for the first quarter of 2020, primarily attributable to more CDA-based tests performed, which resulted in increased costs related to testing materials, blood sample taking and medical consumables.

Gross Profit and Gross Margin

Gross margin was 58.4% for the first quarter of 2021, representing a significant increase from 32.7% for the first quarter of 2020, primarily due to higher selling prices we charged for CDA-based tests and improved operational efficiency with higher volume of CDA-based tests performed during the first quarter of 2021 and less costs on outsourced biomarker-based tests.

Selling and Marketing Expenses

Selling and marketing expenses increased by 7.4% to RMB3.9 million (US$0.6 million) for the first quarter of 2021 from RMB3.6 million in the same period of 2020, primarily due to higher marketing expenses as a result of our enhanced marketing efforts.

Research and Development Expenses

Research and development expenses increased by 14.3% to RMB3.4 million (US$0.5 million) for the first quarter of 2021 from RMB2.9 million for the first quarter of 2020, primarily due to the increased staff costs and share-based compensation for our research and development personnel in the first quarter of 2021.

General and Administrative Expenses

General and administrative expenses decreased by 1.9% to RMB19.2 million (US$2.9 million) for the first quarter of 2021 from RMB19.6 million for the first quarter of 2020, primarily because we had listing-related professional fees for the first quarter of 2020 and did not have the same in the first quarter of 2021.

Change in fair value of convertible debts

The Company recognized the convertible debt at fair value. For the quarter ended March 31, 2021 and 2020, the Company recognized an aggregated unrealized loss of RMB3.2 million (US$0.5 million) and unrealized gain of RMB5.0 million, respectively, due to changes in fair value of the convertible debts.

Net Loss

Net loss increased to RMB29.2 million (US$4.5 million) for the first quarter of 2021, compared to RMB21.2 million for the first quarter of 2020. Basic and diluted loss per share was RMB2.43 (US$0.37) for the first quarter of 2021, compared to that of RMB1.95 for the first quarter of 2020.

Balance Sheet

As of March 31, 2021, the Company had cash and cash equivalents of RMB9.0 million (US$1.4 million), compared to RMB3.0 million as of December 31, 2020.

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